RECEIVED
                                                   AUG 0 8 2023
Tiffany Lundquist
Moelis                                          OFFICE OF THE SECRETARY

Managing Director I Senior Associate

General Counsel
                                                                           T:
1.212.883.4648
                                                                           M:
1. 929.909.8342

August 3, 2023

Via Federal Express

Securities and Exchange Commission
Office of the Secretary - Vanessa Countryman
100 F Street, NE
Washington, DC 20549

Re: Resignation Letter of Moel is & Company LLC pursuant to Section 11(b) of the Securities Act of 1933 in Connection with Perception Capital Corp. II Initial Public Offering and Potential de-SPAC.

Dear Ms. Countryman,
Moelis & Company LLC ("Moelis") acted as an underwriter in the initial public offering of Perception Capital
Corp. II, ("PCCT"), which closed on November 1, 2021 (the "IPO").
On February 27, 2023, Moelis notified PTTC that Moelis was resigning and refusing to act as underwriter, and was gratuitously and without any consideration waiving any entitlement to its portion of the Deferred Fee that accrued from its participation in PCCT's IPO.
This letter is being furnished by Moelis to the Securities and Exchange Commission pursuant to Section
11(b) of the Securities Act of 1933 to disclaim any responsibility by Moelis for any part of any registration statement or proxy filed with respect to the potential initial business combination by PCCT, including any amendments thereto.
Please contact me at 212.883.4648 if you have any questions regarding this notice.

                                                        Sincerely,

                                                        MOELIS & COMPANY LLC




Enclosed: Letter to Perception Capital Corp. II from Moelis & Company LLC




399 Park Avenue ] 4" Floor [ New York, NY 10022
Moelis & Company LLC doing business as Moelis

Tiffany Lundquist
Moelis
Managing Director I Senior Associate

General Counsel
                                                                           T:
1. 212.883.4648
                                                                           M:
1. 929.909.8342

August3,2023
                                                                          I
Via Email

  RECEIVED7
Perception Capital Corp. 11
 AUG 0 8 2023
315 Lake Street East, Suite 301
Wayzata, MN 55391
OFFICE OF THE SECRETRY
Dear Mr. Honor,
Reference is made herein to the Underwriting Agreement dated October 27, 2022 between Perception
Capital Corp. II ("PCCT"), Moelis & Company LLC and the other underwriters (the "Underwriting Agreement").

Pursuant to your discussion with Mr. Whelchel (Managing Director, Moelis & Company) on February 27,
2023, this letter is to confirm that Moelis resigned and refuses to act as underwriter, effective February 27,
2023, and has gratuitously and without any consideration waived any entitlement to its portion of the fees to be paid to Jefferies by the Company pursuant to the Underwriting Agreement.
As attached hereto, Moelis is also furnishing notice to the Securities and Exchange Commission (the "SEC") pursuant to Section 11(b) of the Securities Act of 1933 (the "Securities Act"), to disclaim any responsibility by
Moelis for any part of any filed proxy statement or registration statement with respect to the potential business combination by the Company, including any amendments thereto. Pursuant to Section 11(b) of the
Securities Act, Moelis is advising the SEC and the Company in writing of its resignation as underwriter and that Moelis will not be responsible for any part of any proxy statement or registration statement filed by
PCCT, including any amendments thereto.
Please contact me at 212.883.4648 or email me at tiffany.lundquist@moelis.com if you have any questions or require further information.


                                                   Sincerely,

                                                   MOELIS & COMPANY LLC




cc:    Skadden, Arps, Slate, Meagher & Flom LLP
Enclosed: Notice to SEC




399 Park Avenue ] 4" Floor ] New York, NY 10022
Moelis & Company LLC doing business as Moelis